Mail Stop 3651

September 12, 2007

Tabreez Verjee
President
GoFish Corporation
706 Mission Street, 10th Floor
San Francisco, CA 94103

Re: **GoFish Corporation**
    Registration Statement on Form SB-2
    Amendment No. 2
    Filed August 24, 2007
    File No. 333-142460

Dear Mr. Verjee,

        We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form SB-2</u>

<u>General</u>

1. As you know, we are reviewing a concurrent resale registration statement filed by the company. The company is registering 10,990,016 shares of common stock in its first registration statement (333-142460) initially filed on April 30, 2007 and 16,011,036 shares of common stock in the second registration statement (333-145406) initially filed August 13, 2007. We note from your Form 10-K for the fiscal year ended December 31, 2006 that the total number of shares outstanding held by non affiliates is 18,351,073. Given the size of the number of shares being registered to the number of shares outstanding held by non-affiliates, the nature of the two offerings and the selling security holders, the transaction appears to be a primary offering by the company. Because you are not eligible to conduct a primary offering on a Form S-3,

you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please advise the staff of the company's basis for determining that these transactions are eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;
- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
- Any relationships among the selling shareholders;
- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;
- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Summary, page 3

2. Please revise the forefront of the prospectus to provide a brief discussion of the material elements of the June 2007 transaction including the convertible note issued and its impact on the company and its common stock. Refer to Item 503 of Regulation S-B.

Risk Factors, page 5

3. Please revise your disclosure to separately discuss in a risk factor the effect that the June 2007 transaction has or may have on your company and on its common stock.

Selling Stockholders, page 27

4. If any selling shareholder is listed as a selling shareholder in another registration statement filed by the company, please add a footnote to reference this.

Other

5. As you are aware, the company has a separate registration statement on Form SB-2 (File No. 333-145406) that is currently under review. Please ensure that the disclosure provided in both registration statements is consistent. We may have further comment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on the financial statements and the related disclosure to Heather Clark at (202) 551-3624 or Lyn Shenk at (202) 551-3380. Direct any other questions to me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: <u>via facsimile (212) 400-6901</u>
Scott Rapfogel, Esq.
Gottbetter & Partners, LLP